Filed by SmartForce Public Limited Company
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: SkillSoft Corporation
Commission File No.: 333-90872

This filing relates to a planned merger (the “Merger”) between SmartForce Public Limited Company (“SmartForce”) and SkillSoft Corporation (“SkillSoft”) pursuant to the terms of an Agreement and Plan of Merger, dated as of June 10, 2002 (the “Merger Agreement”), by and among SmartForce, Slate Acquisition Corp. and SkillSoft.

The following is an email message to SmartForce employees from Gregory M. Priest, SmartForce’s Chairman, Chief Executive Officer and President.

Employee Message

All—

We’ve reached a couple of milestones on our progress toward completing our merger with SkillSoft, so I thought this would be an appropriate time to give each of you an update on where we stand.

As I have mentioned before, one of the biggest issues in ensuring that the deal moved forward smoothly was for both companies to achieve Wall Street expectations with respect to their second quarters (ours ending June 30 and SkillSoft’s ending July 31). You all obviously know that we delivered what we needed to. And I’m happy to report, for those of you who have not yet seen the news today, that SkillSoft also delivered on its forecasts. SkillSoft reported a $0.06 per share profit on $15.4 million of revenue for the quarter. Revenues were up 64% over last year’s second quarter, and up 12% sequentially from the first quarter of this year. SkillSoft’s earnings per share for the quarter compared to a loss in last year’s second quarter and were up 3 times over earnings for the first quarter of this year.

In terms of the regulatory issues, our registration statement and proxy statement (the document we file with the SEC and mail to shareholders in connection with the deal) has been declared effective by the SEC and has been mailed to all of our shareholders. The US antitrust “waiting period” has expired without any comment or objection from the US antitrust authorities. Both SmartForce and SkillSoft have set September 6 as the date on which we will hold our shareholder meetings to approve the deal, and we expect to complete the merger within a matter of a few days following the shareholder meetings. The deal is therefore on track to close ahead of schedule in early September.

We’ve also made more progress on the merger integration front. While much remains to be done, we have gotten much further down the path in terms of defining the organizational structure of the combined company and working through the investments that we are in a position to make in the combined business, and therefore the changes to the business that will be implemented as we bring the companies together. Although it’s still too early to say in detail how all of these issues will play out, there are some specific decisions that have been made that I thought you’d all want to hear about.

In content sales, Jerry Nine is making substantial progress in building out his organization. There will be three main geographic sales regions, with Doug King (whom many of us know well) running the US, Tom Kahl running the direct sales efforts in EMEA, and Glenn Nott running Asia Pac. The next level of management is currently being filled in, but there will obviously be many familiar faces, including, just finalized yesterday, Christine Mills, who will be area vice president in the east, one of the two US sales areas.

Regarding content and software, we’ve not been able to make as much progress because of the legal limitations on our ability to share technical information, but Colm Darcy (who will be evp of content development) and Mark Townsend (who will run software) have already spent time working on some of the higher level issues, and Colm is about to spend a week in Nashua to get deeper into the product integration issues (of course, within the confines of what we are legally allowed to do).

It’s certainly good to see people, particularly some of our strong up-and-comers, move up into new roles and take on new responsibilities, and I’m sure we will see lots more of that over the next weeks and months. At the same time, there are also always changes, in a major merger, where people move on, in some cases people who have been major contributors to the company for some years. We’re going to be seeing some of that as well, and I wanted to mention two people in particular.

First, as we’ve gotten deeper into the integration planning and budgeting process, we’re taking a harder look at some of the non-content areas of our business to see if there are additional savings we can find. One area that we have carefully reviewed is the services business, and we will be deemphasizing services at this point in the market’s development, and are working out a strategy for how to do that consistent with the interests of our customers for whom we perform services today (which are obviously of paramount importance to us). More to come on this as we get deeper into it, but the net is that we will not be making major investments in this area at this time. These are areas where Jeff Newton was to focus the bulk of his attention, and also areas that have great personal interest for Jeff. In the absence of major investment in these areas in the short term, Jeff and Chuck have decided that Jeff is going to be leaving the company later this year, and they are working out the details of a transition plan.

Second, marketing has also been identified as one of the areas of cuts that we can sustain without cutting the heart out of the core of the business. Paul Henry, as you all know, has been working through the planning in this area. Given the level of investment we will make in this area in the immediate term, it is likely that Paul will also leave later this year. Until then, Paul will be handling branding issues in connection with the company name and identity as we bring the companies together. Paul and Chuck are working out the details of his transition plan as well.

Obviously, these are changes that we had not anticipated even a couple of weeks ago, but as the plans have evolved, these changes have come about. Of course, neither Jeff nor Paul is going anywhere just yet, but given their central leadership roles in the company for many years, I wanted to make sure to let everyone know what is happening as it develops.

As we bring our companies together, both companies are going to see changes that will involve people moving into exciting new positions of authority and responsibility, and some people also leaving the company and moving on to new challenges and opportunities. This is not only inevitable; it is also healthy, and the way that companies grow and develop. We’re entering a new phase of our existence, one that promises exciting new opportunities. We’ll keep you updated as we move forward to consummate the merger and take further steps to build the new, combined company.

Regards,

Greg

Additional Information And Where To Find It

SmartForce has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus regarding the transaction, and SmartForce and SkillSoft have mailed the joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus and any other relevant materials filed with the SEC by SmartForce or SkillSoft because they contain, or will contain, important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SmartForce or SkillSoft with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the documents filed with the SEC by SmartForce or SkillSoft may also be obtained from SmartForce or SkillSoft.

In addition to the registration statement on Form S-4 filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.